UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Silver Eagle Acquisition Corp.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

827694100

(CUSIP Number)

Global Eagle Acquisition LLC
1450 2nd St Suite 247
Santa Monica, California 90401
(310)209-7280

Copy to:

Joel L. Rubinstein, Esq.
McDermott Will & Emery LLP
340 Madison Avenue
New York, New York 10173
(212) 547-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 25, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 827694100
1		NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Global Eagle Acquisition LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 7,652,250 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 7,652,250 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,652,250 shares (1)(2)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒(2)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.8% (1)(2)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
(1) Based on 40,625,000 shares of the Issuer’s Common Stock outstanding.
(2) Does not include 7,125,000 shares which may be purchased by exercising warrants that are not presently exercisable.

CUSIP No. 827694100
1		NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Harry E. Sloan
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 7,652,250 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 7,652,250 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,652,250 shares (2)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒(2)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.8% (1)(2)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
(1) Based on 40,625,000 shares of the Issuer’s Common Stock outstanding.
(2) Does not include 7,125,000 shares which may be purchased by exercising warrants that are not presently exercisable.

CUSIP No. 627694100
1		NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey Sagansky
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 7,652,250 share
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 7,652,250 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,652,250 shares (2)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒(2)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.8% (1)(2)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
(1) Based on 40,625,000 shares of the Issuer’s Common Stock outstanding.
(2) Does not include 7,125,000 shares which may be purchased by exercising warrants that are not presently exercisable.

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D (this “Statement”) relates is the common stock, par value $0.0001 per share (“Common Stock”), of Silver Eagle Acquisition Corp., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1450 2nd Street, Suite 247, Santa Monica, California 90401.

Item 2. Identity and Background.

(a) Name of Person filing this Statement:

This Statement is being filed by Global Eagle Acquisition LLC, Harry E. Sloan and Jeffrey Sagansky (together, the “Reporting Persons”).

(b) Residence or Business Address:

The Reporting Persons’ business address is 1450 2nd Street, Suite 247, Santa Monica, California 90401.

(c) Present Principal Occupation and Employment:

Global Eagle Acquisition LLC is the Issuer’s sponsor (the “Sponsor”). Mr. Sloan is the Issuer’s chairman and chief executive officer. Mr. Sagansky is the Issuer’s president. They are the managing members of the Sponsor.

(d) Criminal Convictions:

None of the Reporting Persons has been charged or convicted in a criminal proceeding during the last five years excluding traffic violations or similar misdemeanors.

(e) Civil Proceedings:

None of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years where, as a result of such proceeding, was or became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

(f) Citizenship:

Global Eagle Acquisition LLC is a Delaware limited liability company. Mr. Sloan and Mr. Sagansky are United States citizens.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

Item 4. Purpose of Transaction.

Founder Shares

On April 16, 2013, pursuant to the terms of the Securities Purchase Agreement included in this filing as Exhibit 1, the Sponsor purchased 9,500,000 shares of Common Stock (the “Founder Shares”) for an aggregate purchase price of $23,750 or approximately $0.003 per share. The number of Founder Shares issued was determined based on the initial expectation that the total size of the Issuer’s initial public offering (the “IPO”) would be 40,000,000 units. Thereafter, the Issuer determined to reduce the size of the IPO to 25,000,000 units, and on June 18, 2013, pursuant to the terms of the Contribution Agreement included in this filing as Exhibit 2, the Sponsor returned to the Issuer, for no consideration, an aggregate 2,671,875 Founder Shares, which were cancelled.

On July 10, 2013, pursuant to the Amended and Restated Securities Assignment Agreement included in this filing as Exhibit 3, the Sponsor transferred 33,250 Founder Shares to each of James M. McNamara and Ernest Del, each of whom paid a purchase price of $0.003 per shares and agreed to serve on the board of directors of the Issuer upon the closing of the IPO.

On July 22, 2013, in connection with the increase of the size of the IPO, the Issuer effected a stock dividend of 0.2 shares for each outstanding share of Common Stock, resulting in the transfer of 1,365,625 Founder Shares to the Sponsor.

On July 30, 2013, pursuant to the Letter Agreement with the Issuer the form of which is included in this filing as Exhibit 6, the Sponsor forfeited 475,000 Founder Shares to the Issuer for no consideration because the underwriter of the IPO did not exercise the overallotment option in full.

Private Placement Warrants

Pursuant to the Third Amended and Restated Sponsor Warrant Purchase Agreement included in this filing as Exhibit 4, the Sponsor purchased 14,250,000 warrants (the “Private Placement Warrants”) at a price of $0.50 per warrant in a private placement on July 29, 2013. Each Private Placement Warrant entitles the holder to purchase one-half of one share of Common Stock at $5.75 per half share beginning on the later of one year after the completion of the IPO or 30 days after completion of the Issuer’s initial business combination. If the Issuer does not complete a business combination within 21 months from the closing of the IPO (or 24 months from the closing of the IPO if the Issuer has executed a letter of intent, agreement in principle or definitive agreement for an initial business combination within 21 months from the closing of the IPO but has not completed the initial business combination within such 21-month period), the Private Placement Warrants will expire worthless. The Private Placement Warrants are subject to the transfer restrictions described below. The Private Placement Warrants will not be redeemable by the Issuer so long as they are held by the Sponsor or its permitted transferees. If the Private Placement Warrants are held by holders other than the Sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by the Issuer and exercisable by the holders on the same basis as the warrants included in the units sold in the IPO. Otherwise, the Private Placement Warrants have terms and provisions that are identical to those of the warrants sold as part of the units in the IPO.

Communications

As a result of the Reporting Persons’ ongoing review and evaluation of the business of the Issuer, the Reporting Persons may communicate with other members of the Issuer’s board of directors, members of the Issuer’s management and/or other stockholders of the Issuer from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Issuer’s board of directors to create stockholder value.

Plans or Proposals

Other than as described in this Item 4 and in connection with the Issuer’s initial business combination, the Reporting Persons do not have any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided that the Reporting Persons may, at any time, review or reconsider his position with respect to the Issuer and reserve the right to develop such plans or proposals.

Item 5. Interests of Securities of the Issuer.

(a) and (b) The information contained on the cover pages to this Schedule and set forth in Item 4 hereof is incorporated herein by reference.

(c) Except as described in Item 4, the Reporting Persons have not engaged in any transaction during the past 60 days involving shares of Common Stock.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6, as applicable.

Founder Earnout Shares

Pursuant to the terms of the Letter Agreement with the Issuer the form of which is included in this filing as Exhibit 6, 2,031,250 Founder Shares (the “Founder Earnout Shares”) will be subject to forfeiture as follows: (i) half of the Founder Earnout Shares will be subject to forfeiture on the fifth anniversary of the completion of the Issuer’s initial business combination unless following that initial business combination the last sales price of the Common Stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period or the Issuer completes a liquidation, merger, stock exchange or other similar transaction that results in all of the Issuer’s stockholders having the right to exchange their shares of Common Stock for consideration in cash, securities or other property which equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like); and (ii) half of the Founder Earnout Shares will be subject to forfeiture on the fifth anniversary of the completion of the Issuer’s initial business combination unless following that initial business combination the last sales price of the Common Stock equals or exceeds $15.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period or the Issuer complete a liquidation, merger, stock exchange or other similar transaction that results in all of the Issuer’s stockholders having the right to exchange their shares of Common Stock for consideration in cash, securities or other property which equals or exceeds $15.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like).

Transfers of Founder Shares and Private Placement Warrants

The Founder Shares, Private Placement Warrants and any shares of Common Stock issued upon exercise of the Private Placement Warrants are each subject to transfer restrictions pursuant to the lockup provisions in the Letter Agreement with the Issuer the form of which is included in this filing as Exhibit 6. Those lockup provisions provide that such securities are not transferable or salable (i) in the case of the Founder Shares, until the earlier of (A) one year after the completion of the Issuer’s initial business combination or earlier if, subsequent to that business combination, the last sales price of the Common Stock (x) equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period after the Issuer’s initial business combination, in which case fifty percent (50%) of the Founder Shares will be released from the lock-up or (y) equals or exceeds $15.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period after the Issuer’s initial business combination, in which case the remaining fifty percent (50%) of the Founder Shares will be transferable, assignable or salable and (B) the date following the completion of the Issuer’s initial business combination on which the Issuer completes a liquidation, merger, stock exchange or other similar transaction that results in all of the Issuer’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property, and (ii) in the case of the Private Placement Warrants and the respective Common Stock underlying such warrants, until 30 days after the completion of the Issuer’s initial business combination except in each case
(a) to the Issuer’s officers or directors, any affiliates or family members of any of the Issuer’s officers or directors, any members of the Sponsor, or any affiliates of the Sponsor;
(b) in the case of an individual, by gift to a member of one of the members of the individual’s immediate family or to a trust, the beneficiary of which is a member of one of the individual’s immediate family, an affiliate of such person or to a charitable organization;
(c) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual;
(d) in the case of an individual, pursuant to a qualified domestic relations order;

(e) by private sales or transfers made in connection with the consummation of a business combination at prices no greater than the price at which the shares were originally purchased;
(f) in the event of liquidation of the Issuer prior to the completion of an initial business combination; or
(g) in the event of the completion of a liquidation, merger, stock exchange or other similar transaction which results in all of the Issuer’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property subsequent to the completion of an initial business combination;
provided, however, that in the case of clauses (a) through (e) these permitted transferees must enter into a written agreement agreeing to be bound by these transfer restrictions.

Working Capital Loans

In order to finance transaction costs in connection with an intended initial business combination, the Sponsor or an affiliate of the Sponsor or certain of the Issuer’s officers and directors may, but are not obligated to, loan the Issuer funds as may be required. Following an initial business combination, up to $1,000,000 of such loans may be convertible into warrants of the post-business combination entity at a price of $0.50 per warrant at the option of the lender. The warrants would be identical to the Private Placement Warrants. The terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans.

Registration Rights

Pursuant to the Registration Rights Agreement the form of which is included in this filing as Exhibit 5, the holders of the Founder Shares, Private Placement Warrants and warrants that may be issued upon conversion of working capital loans described above have rights to require the Issuer to register a sale of any of the Issuer’s securities held by them. These holders will be entitled to make up to three demands, excluding short form registration demands, that the Issuer register such securities for sale under the Securities Act of 1933, as amended (the “Securities Act”). In addition, these holders will have “piggy-back” rights to include their securities in other registration statements filed by the Issuer. The Issuer will bear the costs and expenses of filing any such registration statements.

Voting on Business Combination

Pursuant to the terms of the Letter Agreement the form of which is included in this filing as Exhibit 6, the Sponsor has agreed with the Issuer that if the Issuer seeks stockholder approval of a proposed business combination, the Sponsor shall vote all Founder Shares and any other shares of Common Stock held by it in favor of such proposed business combination.

Item 7. Material to Be Filed as Exhibits

The following documents are filed as exhibits to this Schedule:

Exhibit Number	Description
1.
Securities Purchase Agreement, effective as of April 16, 2013 among the Issuer, the Sponsor and Dennis A. Miller (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1 (File No. 333-189498) filed by the Issuer with the Commission on June 20, 2013).

2.
Contribution Agreement among the Issuer, the Sponsor and Dennis A. Miller (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form S-1 (File No. 333-189498) filed by the Issuer with the Commission on June 20, 2013).

3.
Amended and Restated Securities Assignment Agreement dated as of July17, 2013 among the Sponsor and Dennis A. Miller and James M. McNamara and Ernest Del (incorporated by reference to Exhibit 10.10 to Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-189498) filed by the Issuer with the Commission on July 18, 2013).

4.
Third Amended and Restated Private Placement Warrant Purchase Agreement dated as of July 23, 2013, among the Issue, the Sponsor and Dennis A. Miller (incorporated by reference to Exhibit 10.6 Amendment No. 5 to the Registration Statement on Form S-1 (File No. 333-189498) filed by the Issuer with the Commission on July 24, 2013).

5.
Form of Registration Rights Agreement among the Issuer, the Sponsor and the Holders signatory thereto (incorporated by reference to Exhibit 10.4 to Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-189498) filed by the Issuer with the Commission on July 11, 2013).

6.
Form of Letter Agreement among the Issuer, Dennis A. Miller, the Sponsor and each of the members of the Sponsor (incorporated by reference to Exhibit 10.2(a) to Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-189498) filed by the Issuer with the Commission on July 18, 2019).

7.
Form of Warrant Agreement between the Issuer and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.4 to Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-189498) filed by the Issuer with the Commission on July 18, 2013).

8.	Agreement regarding filing of joint Schedule 13D (filed herewith).
9.1	Power of Attorney of the Sponsor regarding Schedule 13D filings (incorporated by reference to Exhibit 24 to the Form 3 filed by the Sponsor with the Commission on July 25, 2013).
9.2	Power of Attorney of Harry E. Sloan regarding Schedule 13D filings (incorporated by reference to Exhibit 24 to the Form 3 filed by Harry E. Sloan with the Commission on July 25, 2013).
9.3	Power of Attorney of Jeffrey Sagansky regarding Schedule 13D filings (incorporated by reference to Exhibit 24 to the Form 3 filed by Jeffrey Sagansky with the Commission on July 25, 2013).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 5, 2013

Global Eagle Acquisition LLC

By: /s/ Joel L. Rubinstein
Joel L. Rubinstein
Attorney-in-Fact

Harry E. Sloan

By: /s/ Joel L. Rubinstein
Joel L. Rubinstein
Attorney-in-Fact

Jeffrey Sagansky

By: /s/ Joel L. Rubinstein
Joel L. Rubinstein
Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description
1.
Securities Purchase Agreement, effective as of April 16, 2013 among the Issuer, the Sponsor and Dennis A. Miller (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1 (File No. 333-189498) filed by the Issuer with the Commission on June 20, 2013).

2.
Contribution Agreement among the Issuer, the Sponsor and Dennis A. Miller (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form S-1 (File No. 333-189498) filed by the Issuer with the Commission on June 20, 2013).

3.
Amended and Restated Securities Assignment Agreement dated as of July17, 2013 among the Sponsor and Dennis A. Miller and James M. McNamara and Ernest Del (incorporated by reference to Exhibit 10.10 to Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-189498) filed by the Issuer with the Commission on July 18, 2013).

4.
Third Amended and Restated Private Placement Warrant Purchase Agreement dated as of July 23, 2013, among the Issue, the Sponsor and Dennis A. Miller (incorporated by reference to Exhibit 10.6 Amendment No. 5 to the Registration Statement on Form S-1 (File No. 333-189498) filed by the Issuer with the Commission on July 24, 2013).

5.
Form of Registration Rights Agreement among the Issuer, the Sponsor and the Holders signatory thereto (incorporated by reference to Exhibit 10.4 to Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-189498) filed by the Issuer with the Commission on July 11, 2013).

6.
Form of Letter Agreement among the Issuer, Dennis A. Miller, the Sponsor and each of the members of the Sponsor (incorporated by reference to Exhibit 10.2(a) to Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-189498) filed by the Issuer with the Commission on July 18, 2019).

7.
Form of Warrant Agreement between the Issuer and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.4 to Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-189498) filed by the Issuer with the Commission on July 18, 2013).

8.	Agreement regarding filing of joint Schedule 13D (filed herewith).
9.1	Power of Attorney of the Sponsor regarding Schedule 13D filings (incorporated by reference to Exhibit 24 to the Form 3 filed by the Sponsor with the Commission on July 25, 2013).
9.2	Power of Attorney of Harry E. Sloan regarding Schedule 13D filings (incorporated by reference to Exhibit 24 to the Form 3 filed by Harry E. Sloan with the Commission on July 25, 2013).
9.3	Power of Attorney of Jeffrey Sagansky regarding Schedule 13D filings (incorporated by reference to Exhibit 24 to the Form 3 filed by Jeffrey Sagansky with the Commission on July 25, 2013).

EXHIBIT 8
AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Silver Eagle Acquisition Corp.

EXECUTED this 5th day of August, 2013.

Global Eagle Acquisition LLC

By: /s/ Joel L. Rubinstein
Joel L. Rubinstein
Attorney-in-Fact

Harry E. Sloan

By: /s/ Joel L. Rubinstein
Joel L. Rubinstein
Attorney-in-Fact

Jeffrey Sagansky

By: /s/ Joel L. Rubinstein
Joel L. Rubinstein
Attorney-in-Fact